UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2010.
Commission File Number: 001-31221
Total number of pages: 65

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated January 29, 2010 announcing the company’s results for the nine months ended December 31, 2009
2.	Presentation material

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: January 29, 2010	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Financial Statements	January 29, 2010
For the Nine Months Ended December 31, 2009	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 3, 2010
1. Consolidated Financial Results for the Nine Months Ended December 31, 2009 (April 1, 2009 – December 31, 2009)
(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen)
					Income before
	Operating Revenues		Operating Income		Income Taxes
Nine months ended December 31, 2009	3,242,364	(4.0)%	702,653	(5.9)%	701,687	(1.1)%
Nine months ended December 31, 2008	3,378,760	—	746,785	—	709,393	—
(Percentages above represent changes compared to the corresponding previous quarterly period)
Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with the accounting pronouncement issued in December 2007 relating to noncontrolling interests, “Net Income” is not presented on this page. For further details, see “Noncontrolling Interests in Consolidated Financial Statements” on page 3.

(2) Consolidated Financial Position

		(Millions of yen, except per share amounts)
			Equity Ratio	NTT DoCoMo, Inc.
		NTT DoCoMo, Inc.	(Ratio of NTT DoCoMo, Inc.	Shareholders’ Equity
	Total Assets	Shareholders’ Equity	Shareholders’ Equity to Total Assets)	per Share
December 31, 2009	6,494,617	4,528,168	69.7%	108,835.17 (yen)
March 31, 2009	6,488,220	4,341,585	66.9%	103,965.64 (yen)
“NTT DoCoMo, Inc. Shareholders’ Equity” was previously referred to as “Shareholders’ Equity” in prior years.
2. Dividends

	Cash dividends per share (yen)
	End of the first	End of the second	End of the third
	quarter	quarter	quarter	Year-end	Total
Year ended March 31, 2009	—	2,400.00	—	2,400.00	4,800.00
Year ending March 31, 2010	—	2,600.00	—	—	—
Year ending March 31, 2010 (Forecasts)	—	—	—	2,600.00	5,200.00
Change in forecasts of dividends during the three months ended December 31, 2009: None

3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen)
	Operating				Income before
	Revenues		Operating Income		Income Taxes
Year ending March 31, 2010	4,276,000	(3.9)%	830,000	(0.1)%	825,000	5.7%
(Percentages above represent changes compared to the previous year)
Change in earnings forecasts for the fiscal year ending March 31, 2010 during the three months ended December 31, 2009: No
Since “Net Income” includes noncontrolling interests from the fiscal year ending March 31, 2010 in accordance with the accounting pronouncement issued in December 2007 relating to noncontrolling interests, “Net Income” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 is not presented on this page. For further details, see “Noncontrolling Interests in Consolidated Financial Statements” on page 3.
4. Others

(1)	Changes in significant consolidated subsidiaries (which resulted in changes in scope of consolidation)		None
(2)	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements		None
(3)	Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements
	(i) Changes due to revision of accounting standards and other regulations:		Yes
	(ii) Others:		None
(See more information on page 13.)
(4)	Number of issued shares (common stock)
	(i) Number of issued shares (inclusive of treasury stock):	As of December 31, 2009:	43,950,000 shares
		As of March 31, 2009:	43,950,000 shares

	(ii) Number of treasury stock:	As of December 31, 2009:	2,344,258 shares
		As of March 31, 2009:	2,190,193 shares

	(iii) Number of weighted average common shares outstanding:	For the nine months ended December 31, 2009:	41,738,464 shares
		For the nine months ended December 31, 2008:	42,341,664 shares

*	Explanation for forecasts of operation and other notes:
With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2010, refer to pages 12 and 22.

Consolidated financial statements in this earnings release are unaudited.

Noncontrolling Interests in Consolidated Financial Statements
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement requires “Noncontrolling interests”, which was previously referred to as “Minority interests”, held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This pronouncement also requires changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions.
Upon the adoption of this pronouncement, “Net income”, which includes net income or loss attributable to noncontrolling interests, and “Net income attributable to NTT DoCoMo, Inc.” are both presented in the consolidated statements of income and comprehensive income. “Net Income Attributable to NTT DoCoMo, Inc.”, “Basic Earnings per Share Attributable to NTT DoCoMo, Inc.” and “Diluted Earnings per Share Attributable to NTT DoCoMo, Inc.” for the Consolidated Financial Results for the Nine Months Ended December 31, 2008 and 2009, as well as “Net Income Attributable to NTT DoCoMo, Inc.” and “Basic Earnings per Share Attributable to NTT DoCoMo, Inc.” for the Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 are as follows:
Consolidated Financial Results for the Nine Months Ended December 31, 2009 (April 1, 2009 – December 31, 2009)
Consolidated Results of Operations

	(Millions of yen, except per share amounts)
			Basic Earnings per Share	Diluted Earnings per Share
	Net Income Attributable to		Attributable to	Attributable to
	NTT DoCoMo, Inc.*		NTT DoCoMo, Inc.	NTT DoCoMo, Inc.
Nine months ended December 31, 2009	419,346	(4.2)%	10,046.99 (yen)	—
Nine months ended December 31, 2008	437,705	—	10,337.45 (yen)	—
(Percentage above represents changes compared to the corresponding previous quarterly period)
Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen, except per share amounts)
			Basic Earnings per Share
	Net Income Attributable to		Attributable to
	NTT DoCoMo, Inc.*		NTT DoCoMo, Inc.
Year ending March 31, 2010	493,000	4.5%	11,849.33 (yen)
(Percentage above represents changes compared to the previous year)

*	“Net Income Attributable to NTT DoCoMo, Inc.” is calculated in the same manner as “Net income” for the fiscal year ended March 31, 2009.

Earnings Release for the Nine Months Ended December 31, 2009
<< 1. Operating Results >>
1. Business Overview
As Japan’s mobile phone market has continued to mature in line with the rise in cellular penetration rate, competition among operators has intensified in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we have moved ahead with our business transformation initiatives from a customer-centric perspective based on our new action plan, “Change and Challenge”. We aim to further grow our revenues by offering a wide array of services catered to the diverse needs of customers, thereby expanding the data communications market.
During the third quarter of this fiscal year, we released 20 different models in our “2009 winter/spring handset” lineup, which are designed to further accelerate personalization of services and expand subscribers’ video usage. In conjunction with the release of the new handsets, we introduced new features and services, including the Auto-GPS function that enables the delivery of information linked with user’s current location and “MyArea” wireless coverage for homes, which creates a private FOMA area in the home as stable wireless environment for high-speed packet communication and also detects registered phones entering/leaving the private FOMA area through a small femtocell base station. In addition, we have taken various steps aimed at enhancing customer satisfaction, such as the launch of “Mail Tsukai-hodai”, which allows FOMA users to send and receive i-mode mails within Japan on an unlimited basis for a flat monthly rate, as part of our efforts to provide customers with more affordable and easy-to-use billing options. As a result of the foregoing, we successfully maintained our churn rate at low levels.
For the three months ended December 31, 2009, we recorded operating revenues and operating income of ¥1,096.6 billion (a decrease of ¥14.4 billion from the same period of the prior year) and ¥217.4 billion (an increase of ¥47.6 billion from the same period of the prior year), respectively. Income before income taxes was ¥221.8 billion and net income attributable to NTT DoCoMo, Inc. was ¥134.6 billion. For the nine months ended December 31, 2009, operating revenues and operating income were ¥3,242.4 billion (a decrease of ¥136.4 billion from the same period of the prior year) and ¥702.7 billion (a decrease of ¥44.1 billion from the same period of the prior year), respectively. Income before income taxes was ¥701.7 billion and net income attributable to NTT DoCoMo, Inc. was ¥419.3 billion.

Notes:	1.	Consolidated financial statements as of December 31, 2008 and 2009, and for the three months and nine months ended December 31, 2008 and 2009 in this release are unaudited.

	2.	Amounts in this release are rounded off.

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
Consolidated results of operations for the three months and nine months ended December 31, 2008 and 2009, respectively, were as follows:
<Results of operations>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Operating revenues	¥1,111.0	¥1,096.6	¥(14.4)	(1.3)%
Operating expenses	941.1	879.1	(62.0)	(6.6)

Operating income	169.8	217.4	47.6	28.0
Other income (expense)	(20.6)	4.4	25.0	—

Income before income taxes	149.2	221.8	72.6	48.6
Income taxes	60.0	89.7	29.7	49.4
Equity in net income (losses) of affiliates	1.8	2.9	1.1	58.4
Net Income	91.0	135.0	44.0	48.3
Less: Net (income) loss attributable to noncontrolling interests	0.0	(0.4)	(0.4)	—

Net income attributable to NTT DoCoMo, Inc.	¥91.0	¥134.6	¥43.6	47.9%

EBITDA margin*	37.4%	36.3%	(1.1) point	—

ROCE*	3.4%	4.2%	0.8 point	—

ROCE after tax effect*	2.0%	2.5%	0.5 point	—

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Operating revenues	¥3,378.8	¥3,242.4	¥(136.4)	(4.0)%
Operating expenses	2,632.0	2,539.7	(92.3)	(3.5)

Operating income	746.8	702.7	(44.1)	(5.9)
Other income (expense)	(37.4)	(1.0)	36.4	97.4

Income before income taxes	709.4	701.7	(7.7)	(1.1)
Income taxes	279.4	283.8	4.4	1.6
Equity in net income (losses) of affiliates	7.7	3.2	(4.6)	(58.9)
Net Income	437.7	421.1	(16.7)	(3.8)
Less: Net (income) loss attributable to noncontrolling interests	(0.0)	(1.7)	(1.7)	—

Net income attributable to NTT DoCoMo, Inc.	¥437.7	¥419.3	¥(18.4)	(4.2)%

EBITDA margin*	40.1%	38.1%	(2.0) point	—

ROCE*	15.3%	13.9%	(1.4) point	—

ROCE after tax effect*	9.0%	8.2%	(0.8) point	—

*
EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
<Operating revenues>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Wireless services	¥962.6	¥966.2	¥3.6	0.4%
Cellular services revenues	919.1	896.6	(22.6)	(2.5)
- Voice revenues	539.6	499.3	(40.4)	(7.5)
Including: FOMA services	475.9	470.7	(5.2)	(1.1)
- Packet communications revenues	379.5	397.3	17.8	4.7
Including: FOMA services	365.0	390.4	25.4	7.0
Other revenues	43.4	69.7	26.2	60.3
Equipment sales	148.4	130.3	(18.1)	(12.2)

Total operating revenues	¥1,111.0	¥1,096.6	¥(14.4)	(1.3)%

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Wireless services	¥2,911.1	¥2,859.5	¥(51.6)	(1.8)%
Cellular services revenues	2,791.0	2,662.7	(128.3)	(4.6)
- Voice revenues	1,665.0	1,477.5	(187.5)	(11.3)
Including: FOMA services	1,444.8	1,374.9	(69.9)	(4.8)
- Packet communications revenues	1,126.0	1,185.2	59.2	5.3
Including: FOMA services	1,075.9	1,160.3	84.4	7.8
Other revenues	120.1	196.8	76.6	63.8
Equipment sales	467.6	382.9	(84.8)	(18.1)

Total operating revenues	¥3,378.8	¥3,242.4	¥(136.4)	(4.0)%

Note:	Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Personnel expenses	¥63.8	¥64.7	¥0.8	1.3%
Non-personnel expenses	534.1	540.9	6.8	1.3
Depreciation and amortization	233.9	173.7	(60.2)	(25.7)
Loss on disposal of property, plant and equipment and intangible assets	16.7	11.8	(4.9)	(29.4)
Communication network charges	83.3	78.4	(4.9)	(5.9)
Taxes and public dues	9.2	9.6	0.4	3.9

Total operating expenses	¥941.1	¥879.1	¥(62.0)	(6.6)%

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Personnel expenses	¥190.5	¥191.5	¥1.0	0.5%
Non-personnel expenses	1,545.4	1,542.8	(2.6)	(0.2)
Depreciation and amortization	582.3	511.5	(70.8)	(12.2)
Loss on disposal of property, plant and equipment and intangible assets	35.4	30.4	(5.0)	(14.1)
Communication network charges	249.1	234.3	(14.9)	(6.0)
Taxes and public dues	29.2	29.2	(0.0)	(0.1)

Total operating expenses	¥2,632.0	¥2,539.7	¥(92.3)	(3.5)%

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
2. Segment Information
(1) Mobile phone business
As of December 31, 2009, total number of our cellular services subscriptions reached 55.44 million, posting an increase of 1.28 million compared to the number as of December 31, 2008, of which FOMA subscriptions accounted for 93.9%, or 52.05 million. The number of subscribers to the new discount services including “Fami-wari MAX50” introduced in August 2007 totaled approximately 34.60 million, while the subscription count of “Value Plan” launched in November 2007 was approximately 29.70 million as of December 31, 2009. Additionally, we continued to implement the various measures with the aim of enhancing customer satisfaction. As a consequence, our cellular churn rate for the three months ended December 31, 2009 was 0.45%, the same level as an all time low of 0.44% for the same period of the prior year. Due to penetration of “Value Plan”, among others, aggregate average monthly revenue per unit (ARPU) of cellular (FOMA+mova) services for the three months ended December 31, 2009, decreased to ¥5,470 (down 4.5% compared to the same period of the prior year).
With respect to equipment sales, the number of handsets sold during the three months ended December 31, 2009, declined by 0.31 million from the same period of the prior year to 4.20 million units. Equipment sales revenues and cost of equipment sold posted a decrease from the same period of the prior year due to a reduction in the number of handsets sold to agent resellers and the procurement cost per unit.
As a result, operating revenues and operating income from mobile phone business for the three months ended December 31, 2009 were ¥1,067.0 billion and ¥220.6 billion, respectively. For the nine months ended December 31, 2009, operating revenues and operating income from mobile phone business were ¥3,156.1 billion and ¥710.1 billion, respectively.
Number of subscriptions by services, trend of ARPU and other operating data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	December 31, 2008	December 31, 2009	(Decrease)
Cellular services	54,155	55,436	1,281	2.4%
Cellular (FOMA) services	47,494	52,045	4,551	9.6
Including: i-channel services	16,228	16,733	505	3.1
Including: i-concier services	296	3,101	2,805	947.8
Including: flat-rate services for unlimited i-mode usage	15,751	23,078	7,328	46.5
Cellular (mova) services	6,661	3,391	(3,270)	(49.1)
i-mode services	48,150	48,688	539	1.1

Notes: 1.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.
2.
Effective March 3, 2008, FOMA services subscription became mandatory for subscription to “2in1”* service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Cellular services subscriptions and Cellular (FOMA) services subscriptions.

3.
Number of subscriptions to flat-rate services for unlimited i-mode usage = “Pake-hodai double” subscriptions + “Pake-hodai simple” subscriptions + “Pake-hodai” subscriptions + “Pake-hodai full” subscriptions

4.	Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

*	“2in1” refers to an optional network service which enables a subscriber to subscribe to an additional phone number and an e-mail address for a single compatible handset.

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
<Number of handsets sold and churn rate>

	Thousand units
	Three months ended	Three months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Cellular services	4,511	4,201	(310)	(6.9)%
Cellular (FOMA) services
New FOMA subscription	921	987	66	7.2
Change of subscription from mova to FOMA	716	450	(266)	(37.2)
FOMA handset upgrade by FOMA subscribers	2,856	2,762	(94)	(3.3)
Cellular (mova) services
New mova subscription	11	1	(10)	(89.1)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	7	1	(6)	(79.2)

Churn Rate	0.44%	0.45%	0.01 point	—

	Thousand units
	Nine months ended	Nine months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Cellular services	14,775	13,009	(1,766)	(12.0)%
Cellular (FOMA) services
New FOMA subscription	3,077	3,044	(34)	(1.1)
Change of subscription from mova to FOMA	2,348	1,850	(498)	(21.2)
FOMA handset upgrade by FOMA subscribers	9,258	8,101	(1,157)	(12.5)
Cellular (mova) services
New mova subscription	56	9	(47)	(83.9)
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	36	6	(30)	(84.3)

Churn Rate	0.49%	0.45%	(0.04) point	—

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
<Trend of ARPU and MOU>

	Yen/Minutes
	Three months ended	Three months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥5,730	¥5,470	¥(260)	(4.5)%
Voice ARPU	3,340	3,030	(310)	(9.3)
Packet ARPU	2,390	2,440	50	2.1
Aggregate ARPU (FOMA)	6,000	5,600	(400)	(6.7)
Voice ARPU	3,370	3,040	(330)	(9.8)
Packet ARPU	2,630	2,560	(70)	(2.7)
Aggregate ARPU (mova)	3,730	3,460	(270)	(7.2)
Voice ARPU	3,070	2,880	(190)	(6.2)
i-mode ARPU	660	580	(80)	(12.1)

MOU* (FOMA+mova) (minutes)	139	138	(1)	(0.7)%

	Yen/Minutes
	Nine months ended	Nine months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Aggregate ARPU* (FOMA+mova)	¥5,820	¥5,440	¥(380)	(6.5)%
Voice ARPU	3,450	3,000	(450)	(13.0)
Packet ARPU	2,370	2,440	70	3.0
Aggregate ARPU (FOMA)	6,150	5,590	(560)	(9.1)
Voice ARPU	3,500	3,010	(490)	(14.0)
Packet ARPU	2,650	2,580	(70)	(2.6)
Aggregate ARPU (mova)	3,820	3,510	(310)	(8.1)
Voice ARPU	3,140	2,910	(230)	(7.3)
i-mode ARPU	680	600	(80)	(11.8)

MOU* (FOMA+mova) (minutes)	138	137	(1)	(0.7)%

*	See “Definition and Calculation Methods of ARPU and MOU” on page 20 for details of definitions and calculation methods of ARPU and MOU.
<Results of operations>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Operating revenues from mobile phone business	¥1,095.7	¥1,067.0	¥(28.7)	(2.6)%
Operating income from mobile phone business	175.3	220.6	45.3	25.8

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Operating revenues from mobile phone business	¥3,332.2	¥3,156.1	¥(176.1)	(5.3)%
Operating income from mobile phone business	762.9	710.1	(52.8)	(6.9)

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
(2) Miscellaneous businesses
Operating revenues from miscellaneous businesses for the three months ended December 31, 2009 were ¥29.5 billion, which represented 2.7% of total operating revenues. The revenues derived mainly from home shopping services provided mainly through TV media, high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥32.7 billion and ¥3.2 billion, respectively. Operating revenues, operating expenses and operating loss from miscellaneous businesses for the nine months ended December 31, 2009 were ¥86.3 billion, ¥93.8 billion and ¥7.5 billion, respectively.
<Results of operations>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Operating revenues from miscellaneous businesses	¥15.3	¥29.5	¥14.3	93.5%
Operating loss from miscellaneous businesses	(5.5)	(3.2)	2.3	42.0

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Operating revenues from miscellaneous businesses	¥46.5	¥86.3	¥39.7	85.4%
Operating loss from miscellaneous businesses	(16.1)	(7.5)	8.7	53.7
3. Trend of Capital Expenditures
We continued to improve the quality of our FOMA service area and reinforced its network capacity to meet an increase in traffic demand, together with our efforts to make capital expenditures more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures for the nine months ended December 31, 2009 were ¥484.5 billion (down 3.2% compared to the same period of prior year).
<Breakdown of capital expenditures>

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Mobile phone business	¥131.2	¥142.0	¥10.8	8.2%
Other (including information systems)	32.9	26.4	(6.5)	(19.7)

Total capital expenditures	¥164.0	¥168.4	¥4.3	2.6%

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Mobile phone business	¥412.7	¥399.9	¥(12.8)	(3.1)%
Other (including information systems)	87.8	84.6	(3.2)	(3.6)

Total capital expenditures	¥500.5	¥484.5	¥(16.0)	(3.2)%

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
<< 2. Financial Review >>
1. Financial Position

	Billions of yen
	(UNAUDITED)	(UNAUDITED)	Increase		(Reference)
	December 31, 2008	December 31, 2009	(Decrease)		March 31, 2009
Total assets	¥6,381.6	¥6,494.6	¥113.0	1.8%	¥6,488.2
NTT DoCoMo, Inc. shareholders’ equity	4,375.1	4,528.2	153.1	3.5	4,341.6
Liabilities	2,005.0	1,940.3	(64.7)	(3.2)	2,144.9
Including: Interest bearing liabilities	641.8	625.0	(16.8)	(2.6)	639.2

Equity ratio (1)	68.6%	69.7%	1.1 point	—	66.9%
Debt ratio (2)	12.8%	12.1%	(0.7) point	—	12.8%

Notes:	(1)	Equity ratio = NTT DoCoMo, Inc. shareholders’ equity / Total assets

	(2)	Debt ratio = Interest bearing liabilities / (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities)
2. Cash Flow Conditions
For the nine months ended December 31, 2009, net cash provided by operating activities was ¥592.1 billion, a decrease of ¥36.0 billion (5.7%) compared to the same period of the prior year, mainly due to an increase in net payment for income taxes, a decrease in depreciation and amortization charges and a decrease in net income, which were partially offset by a decrease of changes in accounts receivables.
Net cash used in investing activities was ¥700.4 billion, an increase of ¥75.4 billion (12.1%) compared to the same period of the prior year. This was mainly due to a decrease of proceeds from redemption of long-term bailment for consumption to a related party and an increase in net purchases of short-term investments of more than three months for cash management purposes, which were partially offset by a decrease in purchases of property, plant and equipment and non-current investments.
Net cash used in financing activities was ¥246.0 billion, an increase of ¥100.8 billion (69.4%) compared to the same period of the prior year. This was mainly due to a decrease of proceeds from long term debt, which was partially offset by a decrease in payments to acquire treasury stock.
The balance of cash and cash equivalents was ¥245.4 billion as of December 31, 2009, a decrease of ¥354.2 billion (59.1%) from the prior fiscal year end.

	Billions of yen
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended	Increase
	December 31, 2008	December 31, 2009	(Decrease)
Net cash provided by operating activities	¥628.1	¥592.1	¥(36.0)	(5.7)%
Net cash used in investing activities	(625.0)	(700.4)	(75.4)	(12.1)
Net cash provided by (used in) financing activities	(145.2)	(246.0)	(100.8)	(69.4)
Free cash flows (1)	3.2	(108.3)	(111.5)	—
Free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)*	167.3	178.1	10.7	6.4

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

	(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period.

	(3)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 21.

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
<< 3. Prospects for the Fiscal Year Ending March 31, 2010 >>
As Japan’s mobile phone market has continued to mature in line with the rise in cellular penetration rate and the economic environment in Japan becomes severe, competition among carriers is expected to intensify even further in the future, due to competition among operators in such areas as customer acquisition and improvement of services as well as market entry by new competitors such as MVNOs.
Under these market conditions, operating revenues for the fiscal year ending March 31, 2010 are estimated to be ¥4,276.0 billion, a decrease of ¥172.0 billion from the prior fiscal year, mainly due to a decrease in voice revenues and equipment sales, though this is expected to be offset by an increase in the number of subscribers and an increase in subscribers’ packet communication revenues.
We project a decrease in operating expenses mainly due to the decrease in cost of equipment sold resulting from the reduction in the number of handsets to be sold, and improvement of cost efficiency in network-related costs. Accordingly, operating income is expected to be ¥830.0 billion, the same level as that of prior fiscal year.
As we are currently not aware of any factors that may have a material impact on our projected results of operations, we have not revised our projections announced on October 30, 2009.

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
<< 4. Others >>
1.	Changes in significant subsidiaries for the nine months ended December 31, 2009 (which resulted in changes in scope of consolidation): None
2.	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements: None
3.	Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements:
Accounting Standards Codification
Effective July 1, 2009, DOCOMO adopted the accounting pronouncement issued by Financial Accounting Standards Board (“FASB”) in June 2009 relating to “FASB Accounting Standards Codification” (“ASC”). This pronouncement established ASC as the single source of authoritative accounting principles generally accepted in the United States of America (“U.S. GAAP”), and reorganized then-existing U.S. GAAP pronouncements into ASC. Upon the adoption of this pronouncement, the descriptions and references of accounting standards in DOCOMO’s financial statements are made in accordance with ASC. The adoption of this pronouncement did not have any impact on DOCOMO’s results of operations and financial position.
Business Combinations
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to business combinations. This pronouncement requires an acquirer in a business combination to generally recognize and measure all the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. This pronouncement also requires the acquirer to recognize and measure as goodwill the excess of consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair value of the identifiable net assets acquired. The excess of the fair value of the identifiable net assets acquired over consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date is required to be recognized and measured as a gain from a bargain purchase. The adoption of this pronouncement did not have a material impact on DOCOMO’s results of operations and financial position.
Noncontrolling Interests in Consolidated Financial Statements
Effective April 1, 2009, DOCOMO adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. This pronouncement requires noncontrolling interests held by parties other than the parent be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. This pronouncement also requires changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for as equity transactions. Upon the adoption of this pronouncement, “Noncontrolling interests”, which was previously referred to as “Minority interests” and classified between “Total liabilities” and “Shareholders’ equity” in the consolidated balance sheets, is now included as a separate component of “Equity”. In addition, “Net income” in the consolidated statements of income and comprehensive income now includes net income or loss attributable to noncontrolling interests, which was previously referred to as “Minority interests” and deducted. As a result, the adoption of this pronouncement changed the presentation and disclosure of noncontrolling interests in the consolidated financial statements retrospectively, but did not have a material impact on DOCOMO’s results of operations and financial position.

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
<< 5. Consolidated Financial Statements >>
1. Consolidated Balance Sheets

	Millions of yen
		(UNAUDITED)
	March 31, 2009	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	¥599,548	¥245,378
Short-term investments	2,448	113,419
Accounts receivable	835,063	988,681
Allowance for doubtful accounts	(15,072)	(17,445)
Inventories	123,206	175,117
Deferred tax assets	102,903	74,669
Prepaid expenses and other current assets	179,632	233,396

Total current assets	1,827,728	1,813,215

Property, plant and equipment:
Wireless telecommunications equipment	5,361,043	5,447,880
Buildings and structures	814,056	824,652
Tools, furniture and fixtures	519,213	515,323
Land	198,985	199,032
Construction in progress	99,232	111,033
Accumulated depreciation and amortization	(4,301,044)	(4,472,793)

Total property, plant and equipment, net	2,691,485	2,625,127

Non-current investments and other assets:
Investments in affiliates	572,014	567,580
Marketable securities and other investments	141,544	136,549
Intangible assets, net	578,728	609,858
Goodwill	154,385	197,745
Other assets	273,440	263,073
Deferred tax assets	248,896	281,470

Total non-current investments and other assets	1,969,007	2,056,275

Total assets	¥6,488,220	¥6,494,617

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥29,000	¥14,086
Short-term borrowings	—	12
Accounts payable, trade	668,525	554,462
Accrued payroll	58,627	39,276
Accrued interest	1,187	1,245
Accrued income taxes	238,742	96,361
Other current liabilities	152,354	141,754

Total current liabilities	1,148,435	847,196

Long-term liabilities:
Long-term debt (exclusive of current portion)	610,233	610,862
Liability for employees’ retirement benefits	146,326	154,460
Other long-term liabilities	239,918	327,766

Total long-term liabilities	996,477	1,093,088

Total liabilities	2,144,912	1,940,284

Equity:
NTT DoCoMo, Inc. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	785,045	784,842
Retained earnings	3,061,848	3,272,395
Accumulated other comprehensive income (loss)	(65,689)	(69,450)
Treasury stock, at cost	(389,299)	(409,299)
Total NTT DoCoMo, Inc. shareholders’ equity	4,341,585	4,528,168
Noncontrolling interests	1,723	26,165

Total equity	4,343,308	4,554,333

Total liabilities and equity	¥6,488,220	¥6,494,617

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
2. Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
Operating revenues:
Wireless services	¥2,911,115	¥2,859,472
Equipment sales	467,645	382,892
Total operating revenues	3,378,760	3,242,364

Operating expenses:
Cost of services (exclusive of items shown separately below)	633,082	682,777
Cost of equipment sold (exclusive of items shown separately below)	621,201	510,168
Depreciation and amortization	582,300	511,529
Selling, general and administrative	795,392	835,237
Total operating expenses	2,631,975	2,539,711

Operating income	746,785	702,653

Other income (expense):
Interest expense	(3,566)	(4,108)
Interest income	1,673	969
Other, net	(35,499)	2,173
Total other income (expense)	(37,392)	(966)

Income before income taxes	709,393	701,687

Income taxes:
Current	324,721	291,393
Deferred	(45,305)	(7,586)
Total income taxes	279,416	283,807
Equity in net income (losses) of affiliates, net of applicable taxes	7,748	3,186

Net income	437,725	421,066

Less: Net (income) loss attributable to noncontrolling interests	(20)	(1,720)

Net income attributable to NTT DoCoMo, Inc.	¥437,705	¥419,346

Net income	¥437,725	¥421,066
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(7,508)	4,527
Change in fair value of derivative instruments, net of applicable taxes	(212)	(72)
Foreign currency translation adjustment, net of applicable taxes	(25,269)	(8,678)
Pension liability adjustment, net of applicable taxes	(475)	446
Total other comprehensive income (loss)	(33,464)	(3,777)

Comprehensive income	404,261	417,289

Less: Comprehensive (income) loss attributable to noncontrolling interests	(18)	(1,704)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥404,243	¥415,585

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	42,341,664	41,738,464

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc. (yen)	¥10,337.45	¥10,046.99

DOCOMO Earnings Release	Nine Months Ended December 31, 2009

	Millions of yen
	(UNAUDITED)	(UNAUDITED)
	Three months ended	Three months ended
	December 31, 2008	December 31, 2009
Operating revenues:
Wireless services	¥962,575	¥966,207
Equipment sales	148,401	130,349
Total operating revenues	1,110,976	1,096,556

Operating expenses:
Cost of services (exclusive of items shown separately below)	219,350	233,160
Cost of equipment sold (exclusive of items shown separately below)	213,174	169,291
Depreciation and amortization	233,913	173,720
Selling, general and administrative	274,700	302,956
Total operating expenses	941,137	879,127

Operating income	169,839	217,429

Other income (expense):
Interest expense	(1,168)	(1,119)
Interest income	628	302
Other, net	(20,062)	5,194
Total other income (expense)	(20,602)	4,377

Income before income taxes	149,237	221,806

Income taxes:
Current	90,889	80,506
Deferred	(30,869)	9,178
Total income taxes	60,020	89,684
Equity in net income (losses) of affiliates, net of applicable taxes	1,827	2,894

Net income	91,044	135,016

Less: Net (income) loss attributable to noncontrolling interests	2	(388)

Net income attributable to NTT DoCoMo, Inc.	¥91,046	¥134,628

Net income	¥91,044	¥135,016
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(1,563)	(9,555)
Change in fair value of derivative instruments, net of applicable taxes	(53)	(37)
Foreign currency translation adjustment, net of applicable taxes	(8,596)	(20,369)
Pension liability adjustment, net of applicable taxes	(113)	150
Total other comprehensive income (loss)	(10,325)	(29,811)

Comprehensive income	80,719	105,205

Less: Comprehensive (income) loss attributable to noncontrolling interests	2	(358)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥80,721	¥104,847

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	42,212,938	41,696,009

Basic and Diluted earnings per share attributable to NTT DoCoMo, Inc. (yen)	¥2,156.83	¥3,228.80

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
3. Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2009
Cash flows from operating activities:
Net income	¥437,725	¥421,066
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	582,300	511,529
Deferred taxes	(40,578)	(5,335)
Loss on sale or disposal of property, plant and equipment	24,667	20,386
Impairment loss on marketable securities and other investments	28,648	3,960
Equity in net (income) losses of affiliates	(13,009)	(5,150)
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(301,659)	(151,584)
Increase / (decrease) in allowance for doubtful accounts	(1,408)	2,062
(Increase) / decrease in inventories	(20,963)	(51,135)
(Increase) / decrease in prepaid expenses and other current assets	(18,307)	(28,321)
(Increase) / decrease in non-current installment receivable for handsets	(51,091)	5,212
Increase / (decrease) in accounts payable, trade	(31,163)	(63,170)
Increase / (decrease) in accrued income taxes	(31,350)	(143,278)
Increase / (decrease) in other current liabilities	(6,440)	(13,857)
Increase / (decrease) in liability for employees’ retirement benefits	6,845	8,002
Increase / (decrease) in other long-term liabilities	51,969	85,617
Other, net	11,941	(3,908)

Net cash provided by operating activities	628,127	592,096

Cash flows from investing activities:
Purchases of property, plant and equipment	(415,247)	(369,476)
Purchases of intangible and other assets	(176,659)	(183,670)
Purchases of non-current investments	(50,212)	(9,617)
Proceeds from sale of non-current investments	568	9,262
Acquisitions of subsidiaries, net of cash acquired	27	(29,209)
Purchases of short-term investments	(30,736)	(136,656)
Redemption of short-term investments	4,593	38,310
Proceeds from redemption of long-term bailment for consumption to a related party	50,000	—
Short-term bailment for consumption to a related party	—	(10,000)
Other, net	(7,297)	(9,335)

Net cash used in investing activities	(624,963)	(700,391)

Cash flows from financing activities:
Proceeds from long-term debt	179,913	—
Repayment of long-term debt	(77,441)	(15,000)
Proceeds from short-term borrowings	62,074	138,149
Repayment of short-term borrowings	(1,958)	(138,149)
Principal payments under capital lease obligations	(2,098)	(2,461)
Payments to acquire treasury stock	(101,846)	(20,000)
Dividends paid	(203,839)	(208,488)
Other, net	(3)	(3)

Net cash provided by (used in) financing activities	(145,198)	(245,952)

Effect of exchange rate changes on cash and cash equivalents	(3,740)	77

Net increase (decrease) in cash and cash equivalents	(145,774)	(354,170)
Cash and cash equivalents at beginning of period	646,905	599,548

Cash and cash equivalents at end of period	¥501,131	¥245,378

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥21,430	¥679
Cash paid during the period for:
Interest, net of amount capitalized	3,035	4,050
Income taxes	380,352	436,076

DOCOMO Earnings Release	Nine Months Ended December 31, 2009
4. Going Concern Assumption
None
5. Segment Reporting
Segment information is as follows:

Three months ended	Millions of yen
December 31, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,095,723	¥15,253	¥1,110,976
Operating expenses	920,388	20,749	941,137

Operating income (loss)	¥175,335	¥(5,496)	¥169,839

Three months ended	Millions of yen
December 31, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,067,046	¥29,510	¥1,096,556
Operating expenses	846,429	32,698	879,127

Operating income (loss)	¥220,617	¥(3,188)	¥217,429

Nine months ended	Millions of yen
December 31, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥3,332,214	¥46,546	¥3,378,760
Operating expenses	2,569,306	62,669	2,631,975

Operating income (loss)	¥762,908	¥(16,123)	¥746,785

Nine months ended	Millions of yen
December 31, 2009	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥3,156,079	¥86,285	¥3,242,364
Operating expenses	2,445,959	93,752	2,539,711

Operating income (loss)	¥710,120	¥(7,467)	¥702,653

DOCOMO does not disclose geographical segments, since the amounts of operating revenues generated outside Japan are immaterial.
6. Significant Changes in NTT DoCoMo, Inc. Shareholders’ Equity
None

(APPENDIX 1)
Operating Data for 3rd Quarter of Fiscal Year Ending March 31, 2010
Full-year forecast: as revised at October 30, 2009

			Fiscal Year				[Ref.]
		[Ref.]	Ending Mar. 2010				Fiscal Year
		Fiscal Year	Nine Months	First Quarter	Second Quarter	Third Quarter	Ending Mar. 31, 2010
		Ended Mar. 31, 2009	(Apr.-Dec. 2009)	(Apr.-Jun. 2009)	(Jul.-Sep. 2009)	(Oct.-Dec. 2009)	Full-year Forecast
		Full-year Results	Results	Results	Results	Results	(Revised)
Cellular
Subscriptions	thousands	54,601	55,436	54,864	55,186	55,436	55,800
FOMA (1)	thousands	49,040	52,045	50,246	51,258	52,045	53,030
Communication Module Service (FOMA)	thousands	858	996	897	952	996	—
mova	thousands	5,560	3,391	4,618	3,928	3,391	2,770
Communication Module Service (DoPa)	thousands	669	558	621	585	558	—
Prepaid	thousands	38	37	38	37	37	—
Market Share (2) (3)%		50.8	50.1	50.6	50.3	50.1	—
Net Increase from Previous Period (3)	thousands	1,213	835	263	322	250	1,200
FOMA (1)	thousands	5,091	3,005	1,206	1,012	787	3,990
mova	thousands	(3,878)	(2,169)	(942)	(690)	(537)	(2,790)
Churn Rate (3)%		0.50	0.45	0.44	0.46	0.45	—
Number of Handsets (FOMA+mova) Sold (4)	thousands	20,129	13,009	4,344	4,464	4,201	—
Aggregate ARPU (FOMA+mova) (5)	yen/month/subscription	5,710	5,440	5,440	5,420	5,470	5,300
Voice ARPU (6)	yen/month/subscription	3,330	3,000	3,010	2,970	3,030	2,840
Packet ARPU	yen/month/subscription	2,380	2,440	2,430	2,450	2,440	2,460
i-mode ARPU	yen/month/subscription	2,340	2,380	2,380	2,390	2,370	2,390
ARPU Generated from International Services (7)	yen/month/subscription	80	80	70	80	80	80
ARPU Generated Purely from i-mode (FOMA+mova) (5)	yen/month/subscription	2,550	2,620	2,610	2,630	2,610	2,630
Aggregate ARPU (FOMA) (5)	yen/month/subscription	6,010	5,590	5,610	5,560	5,600	5,420
Voice ARPU (6)	yen/month/subscription	3,360	3,010	3,010	2,970	3,040	2,840
Packet ARPU	yen/month/subscription	2,650	2,580	2,600	2,590	2,560	2,580
i-mode ARPU	yen/month/subscription	2,590	2,510	2,540	2,520	2,480	2,510
ARPU Generated from International Services (7)	yen/month/subscription	90	80	80	90	80	80
ARPU Generated Purely from i-mode (FOMA) (5)	yen/month/subscription	2,760	2,720	2,740	2,730	2,700	2,730
Aggregate ARPU (mova) (5)	yen/month/subscription	3,750	3,510	3,550	3,500	3,460	3,440
Voice ARPU (6)	yen/month/subscription	3,090	2,910	2,940	2,890	2,880	2,850
i-mode ARPU	yen/month/subscription	660	600	610	610	580	590
ARPU Generated from International Services (7)	yen/month/subscription	10	0	0	10	0	10
ARPU Generated Purely from i-mode (mova) (5)	yen/month/subscription	870	830	840	830	810	810
MOU (FOMA+mova) (5)	minute/month/subscription	137	137	135	137	138	—
MOU (FOMA) (5)	minute/month/subscription	148	143	143	143	144	—
MOU (mova) (5)	minute/month/subscription	63	52	54	52	51	—
i-mode
Subscriptions	thousands	48,474	48,688	48,597	48,670	48,688	48,900
FOMA	thousands	44,853	46,667	45,682	46,261	46,667	47,310
i-mode Subscription Rate (3)%		88.8	87.8	88.6	88.2	87.8	87.6
Net Increase from Previous Period	thousands	481	214	123	73	19	430
i-mode Packet Flat-rate Services Subscriptions (8)	thousands	17,610	23,078	19,578	21,519	23,078	—
i-channel Subscriptions	thousands	16,545	16,733	16,607	16,692	16,733	—
i-concier Subscriptions	thousands	929	3,101	1,558	2,337	3,101	—
Others
DCMX Subscriptions (9)	thousands	8,980	10,730	9,630	10,210	10,730	11,460

*	Please refer to the appendix 2 for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2in1 in principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(3)	Data are calculated including communication module services subscriptions.

(4)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova

(5)	Data are calculated excluding communication module services-related revenues and communication module services subscriptions.

(6)	Inclusive of circuit-switched data communication

(7)	Inclusive of voice communication and packet communication

(8)	Sum of “Pake-hodai double” subscriptions, “Pake-hodai simple” subscriptions, “Pake-hodai” subscriptions and “Pake-hodai full” subscriptions

(9)	Inclusive of DCMX mini subscriptions

(APPENDIX 2)
Definition and Calculation Methods of ARPU and MOU
1.	Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1]:

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Use): Average monthly communication time per subscription.
2.	ARPU Calculation Methods
i)	ARPU (FOMA+mova)
•	Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

•	Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA+mova)

•
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)}/ No. of active subscriptions (FOMA+mova)

•	i-mode ARPU (FOMA+mova)[2]: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA+mova)

•	ARPU generated purely from i-mode (FOMA+mova)[3]: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA+mova))
ii)	ARPU (FOMA)
•	Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

•	Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

•	i-mode ARPU (FOMA)[2]: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

•	ARPU generated purely from i-mode (FOMA)[3]: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA))
iii)	ARPU (mova)
•	Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)

•	Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

•	i-mode ARPU (mova)[2]: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)

•	ARPU generated purely from i-mode (mova)[3]: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (mova))
3.	Active Subscriptions Calculation Methods
No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:
No. of active subscriptions for each month:
(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2
No. of active subscriptions for full-year results/forecasts:
Sum of No. of active subscriptions for each month from April to March

1	Communication module services subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of i-mode subscriptions as a denominator.

(APPENDIX 3)
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin

	Billions of yen
	Year ended	Nine months ended	Three months ended	Nine months ended
	March 31, 2009	December 31, 2008	December 31, 2009	December 31, 2009
a. EBITDA	¥1,678.4	¥1,353.8	¥398.6	¥1,234.6

Depreciation and amortization	(804.2)	(582.3)	(173.7)	(511.5)
Loss on sale or disposal of property, plant and equipment	(43.3)	(24.7)	(7.4)	(20.4)

Operating income	831.0	746.8	217.4	702.7

Other income (expense)	(50.5)	(37.4)	4.4	(1.0)
Income taxes	(308.4)	(279.4)	(89.7)	(283.8)
Equity in net income (losses) of affiliates	(0.7)	7.7	2.9	3.2
Less: Net (income) loss attributable to noncontrolling interests	0.5	(0.0)	(0.4)	(1.7)

b. Net income attributable to NTT DoCoMo, Inc.	471.9	437.7	134.6	419.3

c. Operating revenues	4,448.0	3,378.8	1,096.6	3,242.4

EBITDA margin (=a/c)	37.7%	40.1%	36.3%	38.1%
Net income margin (=b/c)	10.6%	13.0%	12.3%	12.9%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE after tax effect

	Billions of yen
	Year ended	Nine months ended	Three months ended	Nine months ended
	March 31, 2009	December 31, 2008	December 31, 2009	December 31, 2009
a. Operating income	¥831.0	¥746.8	¥217.4	¥702.7
b. Operating income after tax effect {=a*(1-effective tax rate)}	491.9	441.4	128.7	416.0
c. Capital employed	4,867.9	4,885.9	5,164.9	5,067.0

ROCE before tax effect (=a/c)	17.1%	15.3%	4.2%	13.9%
ROCE after tax effect (=b/c)	10.1%	9.0%	2.5%	8.2%

Notes:	The effective tax rate is 40.9% for the nine months ended December 31, 2008 and 40.8% for the other periods.

Capital employed (for annual period) = The average of (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2008 and 2009

Capital employed (for nine months) = The average of (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2008 (or 2009) and December 31, 2008 (or 2009)

Capital employed (for three months) = The average of (NTT DoCoMo, Inc. shareholders’ equity + Interest bearing liabilities), each as of September 30, 2009 and December 31, 2009

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
3. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Year ended	Nine months ended	Three months ended	Nine months ended
	March 31, 2009	December 31, 2008	December 31, 2009	December 31, 2009
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥93.4	¥167.3	¥83.6	¥178.1

Irregular factors (1)	—	(188.0)	(178.0)	(178.0)
Changes in investments for cash management purposes (2)	49.3	23.9	(81.3)	(108.3)

Free cash flows	142.7	3.2	(175.7)	(108.3)

Net cash used in investing activities	(1,031.0)	(625.0)	(259.3)	(700.4)
Net cash provided by operating activities	1,173.7	628.1	83.6	592.1

Notes:	(1)	Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)
Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Special Note Regarding Forward-Looking Statements
This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1.
Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
3.
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
5.
The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
7.
As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image.
10.
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations.
13.	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^ NTT DOCOMO, INC. RESULTS FOR THE NINE MONTHS OF THE FISCAL YEAR ENDING MAR. 31, 2010 January 29, 2010

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: 1. Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers or other technologies caused by Mobile Number Portability, new market entrants and other factors, could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. 2. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. 3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. 4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. 5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. 6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. 7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. 8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. 9. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors, may adversely affect our credibility or corporate image. 10.Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. 11.Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers and may adversely affect our credibility or corporate image. 12.Concerns about wireless telecommunication health risks may adversely affect our financial condition and results of operations. 13.Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

SLIDE No. 2

FY2009/1Q-3Q (cumulative) Financial Results

US GAAP

	2008/4-12 (1Q-3Q) (1)	2009/4-12 (1Q-3Q)(2)	Changes (1) → (2)	2010/3 (full-year forecast) (3) (Announced 10/30/2009)	Progress to forecast (2) / (3)
Operating Revenues (Billions of yen)	3,378.8	3,242.4	-4.0%	4,276.0	75.8%
Cellular Services Revenues (Billions of yen)	2,791.0	2,662.7	-4.6%	3,461.0	76.9%
Operating Expenses (Billions of yen)	2,632.0	2,539.7	-3.5%	3,446.0	73.7%
Operating Income (Billions of yen)	746.8	702.7	-5.9%	830.0	84.7%
Income Before Income Taxes (Billions of yen)	709.4	701.7	-1.1%	825.0	85.1%
Net Income attributable to NTT DOCOMO, INC. (Billions of yen)	437.7	419.3	-4.2%	493.0	85.1%
EBITDA Margin (%) *	40.1	38.1	-2.0 points	36.6	-
Adjusted Free Cash Flow (Billions of yen) *	167.3	178.1	+10.7	360.0	49.5%

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects uncollected revenues due to bank holidays at the end of the period and changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 38 and the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR 3Q OF FY2009

SLIDE No. 3

FY2009/1-3Q (cumulative) Results Highlights (1)

Cellular services revenues

- Voice revenues declined due to expanded uptake of "Value Plan", etc., but packet revenues continued to post steadfast growth

Cost reduction to cope with decline in aggregate ARPU

- Reduced network-related costs*1 by improving efficiency of capital expenditures, etc.
- Profitability of equipment sales-related business*2 improved as a result of widespread adoption of new handset purchase methods

Other factors affecting results

- Customer satisfaction improvement initiatives: "Mobile Phone Protection & Delivery" service, etc.
- Increase in no. of consolidated subsidiaries: Oak Lawn Marketing, Inc., etc.

} Increase in revenues & expenses

*1: Sum of communication network charges, depreciation and amortization, and loss on disposal of property, plant and equipment
*2: Equipment sales revenues net of cost of equipment sold and distributor commissions

RESULTS FOR 3Q OF FY2009

SLIDE No. 4

FY2009/1-3Q (cumulative) Results Highlights (2)

Key factors behind YOY changes in operating income



(3) Other factors behind YOY changes
Impact of "Value Plan"
Down approx. ¥100.0 billion
Decrease in voice revenues:
Down ¥187.5 billion
Increase in other revenues:
Up ¥76.6 billion
Decrease in network-related costs*2:
Down ¥90.6 billion
Increase in other expenses:
Up ¥98.0 billion
Operating income
¥746.8 billion
Decrease in equipment sales revenues:
Down ¥84.8 billion
Decrease in cost of equipment sold*1:
Down ¥ 99.6 billion
Operating income
¥702.7 billion
Down
¥44.1 billion
(5.9%)
year-on-year
(1) Increase in packet revenues:
Up ¥59.2 billion
(2) Cost reduction to cope with decline in aggregate ARPU
Operating revenues:
Down ¥136.4 billion
Operating expenses:
Down ¥92.3 billion
FY2008/1-3Q (cumulative)
FY2009/1-3Q (cumulative)

*1: Sum of cost of equipment sold and distributor commissions

*2: Sum of communication network charges, depreciation and amortization, and loss on disposal of property, plant and equipment

RESULTS FOR 3Q OF FY2009

SLIDE No. 5

Analysis-1: Packet Revenues Growth

- Achieved an increase in packet revenues, our No. 1 priority, of ¥59.2 billion year-on-year by growing the packet usage of mobile phone users and expanding PC-based mobile data access services, etc., making up for the negative revenue impact resulting from subscribers' migration to "Pake-hodai double" service introduced in 2008

Key factors behind YOY changes in packet revenues


Impact of revision of monthly i-mode usage charge:
Up approx. ¥10.0 billion
Increase resulting from expanded uptake of smartphones/ PC-based mobile data communication devices:
Up approx. ¥10.0 billion
Packet revenues
Up ¥59.2 billion (5.3%)
Revenue growth due to increased packet usage, etc :
Approx. ¥70.0 billion
Impact of users' migration from "Pake-hodai", "Packet Pack", etc. to "Pake-hodai double", and downward revision of minimum monthly rate*:
Down approx. ¥20.0 billion
Impact of subscriber growth and increased packet usage, etc.:
Up approx. ¥60.0 billion

* Impact estimated internally based on users' usage status at the time of introduction of new billing rates.

RESULTS FOR 3Q OF FY2009

Continue cost-cutting efforts in FY09/4Q Analysis-2: Cost Reduction to Cope With Decline in Aggregate ARPU Decline in cellular services revenues: Down \128.3 billion Reduction of network-related costs*1: Up \90.6 billion Improved profitability of equipment sales-related business*2: Up \14.9 billion *1: Sum of communication network charges, depreciation/amortization, loss on disposal of property, plant and equipment *2: Equipment sales revenues net of cost of equipment sold and distributor commissions ^ Managed business with a focus on minimizing negative revenue impact by offsetting a large portion of the decline in cellular services revenues through reduction of network-related costs and improving profitability of equipment sales- related business

Analysis-3: Other YOY Changes "Mobile Phone Protection & Delivery" service Independent business by subsidiaries Handset repair-related costs Both revenues and expenses grew by approx. \30.0 billion year-on-year (Impact on income: negligible) Due to expanded uptake, Revenues grew by approx. \35.0 billion and expenses increased by approx. \30.0 billion year-on-year Due to inclusion of Oak Lawn Marketing, Inc. in our consolidated accounts: (Impact on income: Up approx. \7.0 billion year-on-year) Repair-related costs grew by approx. \20.0 billion year-on-year Due to increase in no. of handsets submitted for repair resulting from extended average usage period:

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q(forecast) ^^^^ 2965 2805 1698 842 2518 2334 2174 296.5 280.5 169.8 251.8 84.2 FY2008 Operating income: \831.0 billion FY2009 Operating Income forecast: \830.0 billion (Billions of yen) ^ Achieved an operating income growth in line with forecast of 28.0% year-on-year in FY2009/3Q (Oct.-Dec. 2009) ^ Steadfast progress toward achievement of full-year income target Impact of income-boosting effect of new handset purchase methods Accelerated depreciation of mova-related assets, etc. ^FY2008 Irregular factors^ 300 0 233.4 217.4 Changes in Operating Income (FY2008/FY2009) FY2009/3Q (Oct.-Dec. 2009): Up 28.0% year-on-year

07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3(^^) ^^ 1122 1756 22.09 25.86 28.46 30.43 32.72 34.25 34.75 34.61 3555 ^^ 4173 3559 3130 2777 2548 ^^^ 0.21 0.33 0.41 0.48 0.53 0.562 0.599 0.624 0.6296 0.6245 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 ^^^ 159 5.29 8.89 12.96 16.483 20.82 23.99 27.029 29.66 ?^^ 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 0.98 New Discount Services*1 New Purchase Methods ^ "Value Plan" subscriptions & "Value Course" selection rate*2 ^ No. of subscriptions *1: "Fami-wari MAX 50", "Hitoridemo Discount 50" and "Office-wari MAX 50" *2: Percentage of users who chose "Value Course" among total users who purchased a handset using new purchase methods (Million subs.) (Subscription rate) :"Value Course" selection rate (left axis) :No. of "Value Plan" subs (right axis) (Million subs.) (Selection rate) :Subscription rate (left axis) :No. of subscriptions (right axis) FY2007 FY2008 FY2009 FY2007 FY2008 FY2009 New Business Model "Value Plan" subscriptions: Topped 30.00 million (As of Jan. 10, 2010)

Cellular(FOMA+mova)ARPU 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/3 (full-year forecast) Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2460 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 3030 2840 YOY changes in packet ARPU (%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 2.1 3.4 (Incl.) Int'l services ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 (Incl.) i-mode ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 3270 2,390 (Yen) ^ For an explanation of ARPU, please see Slide 37 of this document, "Definition and Calculation Methods of MOU and ARPU". 6,560 6,550 6,290 ^ Aggregate ARPU for FY2009/1-3Q (cumulative) was \5,440 (down 6.5% year-on-year) ^Packet ARPU was \2,440 (up 3.0% year-on-year) ^ Voice ARPU for FY2009/1-3Q (cumulative) was positively affected (up \40) as a result of a review on "Nikagetsu Kurikoshi" (two-month carry over) allowances 6,050 2,120 2,210 2,200 2,270 2,330 2,410 2,390 2,420 5,890 5,860 5,730 5,390 5,440 2,430 2,450 2,460 5,300 5,420 Full-year aggregate ARPU: \6,360 (Down 5.1% year-on-year) Voice: \4,160 (down 11.3%) Packet: \2,200 (up 9.5%) Full-year aggregate ARPU: \5,710 (Down 10.2% year-on-year) Voice: \3,330 (down 20.0%) Packet: \2,380 (up 8.2%) FY08/1-3Q (cumulative) Aggregate ARPU: \5,820 (Down 10.0% year-on-year) Voice: \3,450 (down 19.6%) Packet: \2,370 (up 8.7%) FY07/1-3Q (cumulative) Aggregate ARPU: \6,470 (Down 4.3% year-on-year) Voice: \4,290 (down 10.3%) Packet: \2,180 (up 10.1%) FY09/1-3Q (cumulative) Aggregate ARPU: \5,440 (Down 6.5% year-on-year) Voice: \3,000 (down 13.0%) Packet: \2,440 (up 3.0%) 5,470 2,440 (Announced Oct. 30, 2009)

^ Churn rate for FY2009/1Q-3Q (cumulative) was 0.45% 03/4-6(1Q) 7-9(2Q) 10-12(3Q) 04/1-3(4Q) 04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q ?^^ 1.17 1.19 1.11 1.36 1.06 1.08 0.95 0.96 0.8 0.81 0.72 0.75 0.64 0.6 0.93 0.97 0.85 0.94 0.74 0.68 0.51 0.52 0.44 0.52 0.44 0.46 0.45 (%) FY07 Full-year churn rate: 0.80% 0.52% 0.51% 0.44% FY08 Full-year churn rate: 0.50% 0.52% 0.45% FY09/1Q-3Q (cumulative) churn rate: 0.45% 0.44% Churn Rate ^ Cellular (FOMA+mova) Churn Rate New discount services (Aug. 07) New handset purchase method (Nov. 07) FY2007 FY2008 FY2009 0.46%

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q ^^ 9.89 11.55 11.98 12.33 10.6 11.45 13.29 14.55 12.1 13.31 12.56 13.58 9.6 10.23 8.86 10.67 8.86 9.32 ^^^ 5.58 6.32 6.64 6.48 5.7 6.12 6.86 7.36 6.24 6.56 6.52 6.42 4.947 5.318 4.511 5.353 4.343 4.489 4.02 ^Total no. of handsets sold in FY2009/1Q-3Q(cumulative): 13.01 million units (Down 12.0% year-on-year) FY2007 FY2008 6.56 FY2009 5.32 Full year : 25.74 mil units 1Q-3Q(cumulative) : 19.32 mil units Full year (forecast): 18.20 mil units ^^1Q-3Q(cumulative):13.01 mil units Full year : 20.13 mil units 1Q-3Q(cumulative) : 14.78 mil units Total Handset Sales (Million units) : Total handsets sold (DOCOMO + au +SOFTBANK) : Total handsets sold (DOCOMO) ^ Calculated based on financial results materials of each company ^ Handsets sold by TU-KA and EMOBILE are not included 4.46 6.24 6.52 6.42 4.95 4.51 5.35 4.34 4.20

06/10 11 12 07/1 2 3 4 5 6 7 8 9 10 11 12 08/1 2 3 4 5 6 7 8 9 10 11 12 09/1 2 3 4 5 6 7 8 9 10 11 12 MNP+- -73228 -163929 -109300 -98489 -74164 -110667 -89357 -58275 -63397 -82668 -90193 -77701 -70460 -58058 -61515 -61403 -66371 -136960 -59228 -58262 -38576 -51074 -43673 -26102 -13339 -1100 1200 2480 -7053 -39060 -19333 -20007 -10465 -11183 -9847 -40953 -23320 -27658 -18862 ^ DOCOMO's market share of net additions for FY2009/1Q-3Q(cumulative): 26.7% 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q Softbank -7 2 12 6 3 7 17 23 39.76 47.89 47.1 44.22 56.88 44 37 38.1 32.3 31.5 35.6 KDDI 51 52 44 46 48 47 73 54 38.95 39.73 28.35 35.65 -3.7 12.4 9.9 17.6 15.3 20.7 16.3 DoCoMo 56 45 44 48 49 46 10 23 16.78 7.51 17.53 10.78 26.09 26 22 26.8 26.3 28.2 25.4 EMOBILE 4.5 4.86 7.02 9.35 20.74 17.6 31.1 17.5 26.2 19.7 22.7 KDDI 51 52 44 46 48 47 73 54 41 Softbank -7 2 12 6 3 7 17 23 42 SoftBank au EMOBILE docomo FY07 net adds share : 12.8% FY08 net adds share : 25.5% FY09/1Q-3Q(cumulative) net adds share :26.7% FY2007 FY2008 FY2009 (10,000 subs) (%) Market Share of Net Additions/MNP ^ Market Share of Net Additions ^ Monthly Net Acquisitions/Losses of MNP Subscribers FY2009 FY2008 FY2007 FY2006 General decline in no. of MNP outflows 10 12 6 3 9 12 6 3 9 12 6 3 9 12

07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3(forecast) FOMA 37.854 40.0426 42.0775 43.9493 45.199 46.44 47.49 49.0403 50.246 51.258 52.05 52.98 mova 14.991 12.8991 11.073 9.4384 8.428 7.49 6.66 5.5604 4.618 3.928 3.39 2.78 mova 55.80 53.03 (95.0%) 49.04 (89.8%) 54.60 53.39 43.95 (82.3%) 9.44 5.56 2.77 52.94 53.94 12.90 7.49 40.04 (75.6%) 46.44 (86.1%) 51.26 (92.9%) 3.93 55.19 Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions (Million subs.) ^Inclusive of Communication Module Services subscriptions FY2007 FY2008 FY2009 Subscriber Migration to FOMA ^ No. of subscribers who have migrated to FOMA in FY2009/1Q-3Q: 1.85 million 55.44 3.39 52.05 (93.9%) 54.86 54.16 53.63 53.15 52.85 4.62 6.66 8.43 11.07 14.99 50.25 (91.6%) 47.49 (87.7%) 45.20 (84.3%) 42.08 (79.2%) 37.85 (71.6%)

Principal Actions and Results Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

^ For heavy users: ^^^^ Offer rich variety of attractive content ^ For medium/light users: ^^^^ Expand user base of packet flat-rate services ^^^^ Further improve "ease of use" ^^^^ Enrich portfolio of everyday life-oriented content ^^^^ Sell service with a focus on "boosting usage" ^ Prepare environment (e.g., content, billing plans, etc.) for expanding user base ^ Appeal DOCOMO's strengths: wide coverage, high data speeds i-mode PC-based data access Smartphone Expansion of Packet Usage

09/6 09/9 09/12 BeeTV^^^ 44 77 86 Expansion of video usage Over 70% 0.44 0.77 (Million subs) New joint venture with DeNA Combine strengths of two companies To launch UGC* site for mobile phones in FY2010/1H (planned) User base Billing system Extensive know-how in operating UGC sites for broad user segments from youth to the elderly System/service development capability New joint venture 0.86 ^ "BeeTV" service ^ Lead users to video content with less no. of clicks ^ Video usage has been growing steadily. Plan to devise new ways (e.g., easier methods to for users to reach desired content, etc.) to further expand video usage ^ Established a new joint venture with DeNA Co. Ltd. with the aim of expanding packet usage of medium users * UGC: User Generated Content. i.e., content created by general users such as novels distributed over the Internet to mobile phones Percentage of subs who have joined paid service after free trial period: ^ Expansion of i-mode Packet Usage -Heavy/Medium Users Load video on top page Promotion

"Boost usage" ^^^^^ Face-to-face recommendation Expansion of i-mode Packet Usage -Medium/Light Users (1) Improved ease of use & convenience Everyday life-oriented content Create scheme for support Encourage subscription to "Pake-hodai double" ^ Expand user base Basic strategy ^ Encourage subscription to "Pake-hodai double" to create an environment for users to try out content services ^ Then, implement various measures primarily in the area of "improved ease of use & convenience" and "everyday life-oriented content"

Everyday life-oriented content Delivery of garbage collection day info. Compatible with "i-concier" Video shop guide Jump to video shop guide page Community-oriented content Hobby/practical info. Delivery of store bargain info. Today is the collection day of recyclable garbage (1/29 06:00) No. of participating stores: Over 20,000 PUSH delivery of flyers/bargain info. ^^ supermarket Expansion of i-mode Packet Usage -Medium/Light Users (2) No. of participating stores: Over 7,000

Expansion of i-mode Packet Usage -Medium/Light Users (3) Deliver free "Deco-mail" animation materials through mail magazine Boost video usage through "i-channel" For users who find it cumbersome to fetch "Deco-mail" animation materials from network Improved ease of use & convenience New concept menu screen Trigger use of i-mode through mail Easy-to-read screen Practical content PUSH delivery Simple language Intuitive operation Shorten routes to reach desired site (Ex: For middle-aged and older) (Ex: For middle-aged and older) Effective for face-to-face recommendation Play with Deco-mail!

05/3 05/6 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/06 09/09 09/12 10/3(?^^) ^^^^^^ 267.6689 327.0285 388.2829 444.9122 559.0038 691.949 782 856 956 1046 1126.6566 1194.5439 1274 1340 1395 1575 1760.9526 1958 2152 2307.8 2580 ^^^ 0.233 0.239 0.232 0.221 0.2382 0.263648809 0.2687 0.2666 28 Enrichment of i-mode Packet Flat-Rate Services *1: Inclusive of "Pake-hodai full", "Pake-hodai double" and "Pake-hodai simple". *2: Pake-hodai subscription rate= No. of Pake-hodai subscriptions/Total FOMA i-mode subscriptions. *3: Sum of basic monthly charge (\780) for subscribing to Mail Tsukai-hodai Type Simple (Value) plan together with "Fami-wari MAX 50", "Hitoridemo Discount 50" or other discount plans and monthly i-mode usage charge (\315). Use of mail service outside Japan or via mova connections based on "Dual Network Service" are not included covered by the flat-rate package. *4: Inclusive of "Pake-hodai simple". *5: For use at selected access points offering downlink speeds of up to 128kbps. Separate contract with service provider required. "Pake-hodai"* subscriptions*1 17.61 (million subs) 09/6 ^^ 13.40 08/12 15.75 09/3 19.58 13.95 08/9 08/6 10/3 (forecast) 09/9 ^^ 21.52 25.80 FY09 "Pake-hodai" subscription rate target: 55% "Mail Tsukai-hodai" service ("Pake-hodai simple") (Launched Dec. 1, 2009) (Launched Dec. 1, 2009) ^ Unlimited domestic i-mode mail for a fixed monthly fee of \1,095*3 ^ Allows users to use other packet services without concerns about their phone bills with the addition of "Pake-hodai simple" services, which starts from a minimum monthly rate of \0. Wireless LAN Connection cable Portable game console FOMA BTS FOMA data access Downlink: Up to 128kbps Uplink: Up to 64kbps 09/1 2 ^^ 23.08 Addition of a new menu for data access via external devices to "Pake-hodai double*4" service "Pake-hodai" subscription rate*2 49% (As of Dec. 31, 2009) Initial target (47%) was achieved ahead of plan (Sept. 2009) ^^Newly set a higher target ^ Initial "Pake-hodai" subscription rate target for FY09 (47% by Mar. 31, 2010) was achieved in September 2009. After setting a higher target (55%), no. of flat-rate subscriptions grew steadily as a result of active subscriber acquisition efforts ^ Allows unlimited access via portable game consoles and other external devices for a maximum monthly rate of \5,985*5

PC Data Communications ^ Strategically strengthened sales viewing PC data communications market as a growth market ^ Achieved favorable growth both in number and market share of devices sold 08/6 08/9 08/12 09/3 09/06 09/09 09/12 ^?^^^^^^^^^ 36.1723 37.359 38.4471 37.8151 38.4154 39.1283 39.737 ^?^^^^^^^^^ 8.2 9.8 11.9 15.6 19.6 28.1574 40.3056 09/6 ^^ 08/12 09/3 08/9 08/6 09/9 ^^ Affordable prices/Reduced provider fee, etc. ^ Two-tier flat-rate data package (\1,000-\5,985/month*2) ^ "mopera U U Flat-Rate HIGH-SPEED" plan ^^^^^^^^^^^^^^^^Lowered monthly rate from \840^\525 *1: Total no. of subscriptions to usage-based data plans, "Flat-Rate Data Plan Standard" and "Flat-Rate Data Plan 64K" (including "Value" plans) *2: Rates applicable to users joining "Flat-Rate Data Plan Standard Value" together with "Flat-Rate Data Standard-Wari Discount". (1,000 subs) 200 400 600 :Usage-based data plans : Flat-rate data plans 4-6(1Q) 7-9(2Q) 10-12(3Q) 1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) ^^^^^^?^^ 4.1 4.5 5.1 6.4 7.6163 11.6509 15.3446 08/6 08/9 08/12 09/3 09/6 09/9 50 150 (1,000 units) 670 580 530 500 470 440 80 100 120 160 200 280 Enriched variety of data access devices Aggressive advertisement ^ TV commercials (Revised Nov. 1, 2009) 09/12 09/12 Awarded No. 1 customer satisfaction rating in "15th mobile phone "personal use" survey 2009- overall satisfaction rating" by Nikkei BP Consulting. < PC with built-in module> As of Jan. 2009: 10 models from 4 manufacturers As of Jan. 2010: 20 models from 5 manufacturers ^ HSUPA-enabled ^ ExpressCard (Released Nov. 11, 2009) <L-07A> 800 400 100 (Manufacturer brand) PC data communication devices sales Data plan*1 subscriptions Sales reinforcement actions (Launched Jul, 1, 2009)

SLIDE No. 23

Smartphone

- Aim to broaden the sphere of smartphone market through the introduction of state-of-the-art devices and improvement of billing plans and content/application usage environment

Actions undertaken

Products

■ Various handset platforms



T-01A

BlackBerry Bold

HT-03A

Improvement of usage environment

■ More affordable and easy-to-use billing plans

Downward revision of "Biz-hodai double" flat-rate charge

(From Aug. 1, 2009)


Monthly rate (Conceptual)
(no. of packets)

Future plans

■ docomo Smartphone Xperia™



- Brand-new entertainment experience
- New style photo communication
- High-spec features

To go on sale in April 2010 (planned)

■ Enrichment of packet flat-rate plans (To start application from Apr. 1, 2010)

- Integrate "Biz-hodai double" with "Pake-hodai double"
- Expand application of "Mail Tsukai-hodai" (former "Biz-hodai simple")

■ "docomo market" (Planned for launch in April 2010)



icon

Top page

Easy access to attractive content/apps even for beginners

- Content recommendation
- DOCOMO original content

◆Xperia is a trademark or registered trademark of Sony Ericsson Mobile Communications AB.

RESULTS FOR 3Q OF FY2009

Service Personalization - i-concier - "i-concier" ^ No. of content sites ^ No. of subscriptions (Million subs) 1 2 08/12 09/3 09/06 09/09 09/12 10/3 i^^^^^ 30 93 156 233.7 310.074 387 09/6 ^^ 08/12 09/3 09/9 ^^ 1.56 0.93 0.30 3 08/12 09/3 09/6 09/9 09/12 ^^^^^^ 191 244 332 423 493 ^)^^^^^^ ^)^^^ ^)^^^^^^^^^ ^)^^^^^ 200 400 600 08/12 09/3 09/6 09/9 191 244 332 423 2.34 Introduction of auto-GPS (Launched November 2009) (content sites) 10/3 (forecast)^^ 3.90 Delivery of new type of behavior support service You have arrived near the area you set with the "Auto GPS reminder" service. "The TV feature..." Auto GPS information Auto GPS reminder Last train alert Local "machi-chara" passport Auto GPS weather/earthquake info 3.10 09/1 2^^ 493 09/12 Expansion of local content ^ Kanagawa Shimbun newspaper (Ex). Extra editions, information on events/festivals held in Kanagawa Pref. (Launched Dec. 1, 2009) Aim to further enrich local content ^ No. of "i-concier" subscriptions topped 3.10 million as a result of active promotion upon sale of handset ^ Launched more advanced behavior support services with the introduction of auto-GPS feature ^ Steadily increased no. of "i-concier" content, adding variety of local content

SLIDE No. 25

Social Support –Environment/Ecology Business–

- Launched commercial service using environment sensor network, and achieved steadfast progress
- Capital investment in Weather Service Inc. to utilize pollen data analysis technology in business
- Bicycle sharing business: In preparation for verification trial

Environment sensor network business


Pollen
UV ray
Temper-ature
Thunder-shower
CO_2
sensor
Base station
To FOMA Network

Started trial operation (Dec. 21, 2009)

Commercial service launched (Jan. 20, 2010)

Plan to expand to 2,500 locations in FY2010, and eventually to 9,000 locations nationwide

Capital alliance with Weather Service Inc.

(Investment made on Jan. 6, 2010)

■ Develop and provide pollen data analysis technology

Weather Service

Bicycle sharing

■ Joint promotion of bike-sharing service with Docon Co., Ltd.

Reservation, payment and behavior support with a single handset

Make reservation | Pay, use and return


Unlock
Navigate
Lock

Locate current position & make reservation. Receive Felica key

Authentication/key unlock based on Felica. Navigation to destination

Reservation of drop-off spot. Locking at destination

Preparation in progress to start verification trial in Sapporo in June 2010

株式会社ドーコン

RESULTS FOR 3Q OF FY2009

SLIDE No. 26

Converged Services

- Launched “MyArea”, Japan’s first Femto BTS-based home area service
- Started sales of “Photo Panel 02” at shops on Jan. 15, 2010, toward full-fledged sales expansion

“MyArea”

マイエリア

■ Launched a new value-added service, “MyArea” wireless coverage, to realize dedicated use of bandwidth and offer information service leveraging in/out of home area data

(Launched Nov. 18, 2009)

Private FOMA area in home

Dedicated use of bandwidth

Constant access to (((high-speed communication)))

- Exclusive content for “MyArea”
- Compatible with long-form video



High-performance Femto BTS

In/out of home area info.

イマドコスカ “Imasuka” function

- Informs family member’s departure from/return to home via e-mail
- Possible to check family members’ presence/absence status from outside
- Message can be stored and delivered upon return to home

Aim to acquire 1.00 million subs (cumulative) by FY2012

“Otayori Photo”

お便りフォト

■ **Started sales of new wireless photo frame “Photo Panel 02”** (Sales via web site started on Dec. 22, 2009)

■ **Added new feature to “Otayori Photo” service** (Launched Dec. 22, 2009)

- Photo delivery
- Transmit reservation
- Delivery confirmation

Photo Panel 02



Shop sales commenced on Jan. 15, 2010

Full-scale sales expansion to acquire more subscriptions

RESULTS FOR 3Q OF FY2009

08/11 08/12 09/1 09/2 09/3 09/4 09/5 09/6 09/7 09/8 09/9 09/10 09/11 09/12 ^^^^^^??^^^ 0.314649 0.997636 1.816648 2.627094 3.883635 4.909111 5.615218 6.600177 7.695902 8.70751 9.580699 10.41 11.26 12.54 STYLE PRIME SMART PRO 60 28 9 3 Handset Lineup ^ Brisk sales reported after releasing 2009 winter/spring model handsets, which offer various "advancements" in design, functionality and services, etc. ^ Cumulative sales of new handset series topped 13.00 million (Million units) * Cumulative no. of units sold after release of 2008 winder models Topped 13.00 million* (As of Jan. 11, 2010) ^ Cumulative sales of new handset series ^ Sales breakdown by series (Oct.-Dec. 2009 cumulative)

08/11 12 09/1 2 3 4 5 6 7 8 9 10 11 12 ^^^ 0.85 0.75 1.03 1.08 1.25 0.61 0.76 0.62 2.17 3.42 4.01 3.87 3.33 3.336 ^^^^^ 0.0825 0.0691 0.0667 0.08 0.0783 0.0508 0.0656 0.0519 0.157 0.227 0.267 0.232 0.189 0.1751 Establish and strengthen foundation for overseas platform business Acquired no. 1 share of net adds in India from Aug. to Dec. 2009 Global Expansion ^ TTSL/TTML steadily increased no. of net adds, acquiring No. 1 net adds share in India for 5 straight months ^ Launched mobile "manga" comics delivery service as a new value-added service (million subs) *1: Number of subscribers, net additions and market share are the total of GSM and CDMA services offered by TTSL/TTML. (Source: TRAI) *2: Converted into Japanese yen based on exchange rate of EUR 1 =\130.21 (Launched Jan. 8, 2009) (Announced Dec. 3, 2009) Service areas^ Value-added services 14 circles (out of India's total 22 circles) Launched mobile comics delivery service TTSL/TTML (India) ^ No. of net additions*1 ^ GSM roll-out status (Brand name: TATA DOCOMO) Total subscriptions: Over 57.00 million Market share: Topped 10%*1 (As of Dec. 31, 2009) (Launched Jun. 24, 2009) Launched "i-channel" service (As of Jan. 2010) Completion of TOB for net mobile AG (Germany) Operation of platform for distributing and billing mobile content, etc. Acquired 79.59% (approx. 6.00 million shares) of total issued share of net mobile for approx. EUR 39.00 million (approx. \5.0 billion*2) TOB Outcome Business

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations

Appendices Copyright (C) 2010 NTT DOCOMO, INC. All rights reserved.^^^^

US GAAP 2008/4-12(1Q~3Q) 2009/4-12(1Q~3Q) 2010/3(full year forecast) Cellular services revenues (voice, packet) 2791 2662.7 3461 PHS^^ - Other revenues 120.1 196.8 274 Equipment sales revenues 467.6 382.9 541 4,276.0 Operating Revenues (Billions of yen) (Billions of yen) ^ "International services revenues" are included in "Cellular services revenues (voice, packet)". 3,242.4 -4.0% 3,378.8 (Announced 10/30/2009)

US GAAP 2008/4-12(1Q~3Q) 2009/4-12(1Q~3Q) 2010/3(full year forecast) (Incl.) Other non-personnel expenses 564.1 617.8 877.0 (Incl.)Revenue-linked expenses* 981.3 925.0 1,226.0 Non-personnel expenses 1545.4 1542.8 2103 Communication network charges 249.1 234.3 295 Loss on disposal of property, plant and equipment and intangible assets 35.4 30.4 46 Depreciation and amortization 582.3 511.5 703 Taxes and public duties 29.2 29.2 39 Personnel expenses 190.5 191.5 260 3,446.0 Operating Expenses (Billions of yen) (Billions of yen) *Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point services (Announced 10/30/2009) 2,539.7 -3.5% 2,632.0

2008/4-12(1Q~3Q) 2009/4-12(1Q~3Q) 2010/3(full year forecast) Mobile phone business (Other) 59 61.9 99 Mobile phone business (mova) 7.4 5.4 7 Mobile phone business (FOMA) 346.3 332.7 442 PHS^^ Other (information systems, etc.) 87.8 84.6 142 690.0 Capital Expenditures (Billions of yen) (Billions of yen) (Announced 10/30/2009) 484.5 -3.2% 500.5

SLIDE No. 34

Operational Results and Forecasts

				2008/4-12 (1Q~3Q) (1)	2009/4-12 (1Q~3Q) (2)	Changes (1) ➡(2)	2010/3 (full year forecast) Announced 10/30/2009
Cellular Phone	No. of Subscriptions (1,000)*			54,155	55,436	+2.4%	55,800
		mova		6,661	3,391	-49.1%	2,770
		FOMA		47,494	52,045	+9.6%	53,030
		i-mode		48,150	48,688	+1.1%	48,900
		Communication Module Service		1,536	1,554	+1.2%	1,590
	Market share(%)			51.2	50.1	-1.1 points	-
	Handsets sold (1,000) (including handsets sold without involving sales by DOCOMO)	Total handsets sold		14,775	13,009	-12.0%	-
		Mova	New	56	9	-83.9%	-
			Replacement	36	6	-84.3%	-
		FOMA	New	3,077	3,044	-1.1%	-
			Migration from mova	2,348	1,850	-21.2%	-
			Other**	9,258	8,101	-12.5%	-
	Churn rate (%)			0.49	0.45	-0.04 points	-
	ARPU (FOMA+mova) (yen)***			5,820	5,440	-6.5%	5,300
	MOU (FOMA+mova) (minutes)***			138	137	-0.7%	-

*Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscriptions with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)
**Other includes purchases of additional handsets by existing FOMA subscribers.
***For an explanation of MOU and ARPU, please see Slide 37 of this document, "Definition and Calculation Methods of MOU and ARPU".

RESULTS FOR 3Q OF FY2009

SLIDE No. 35

FY2009/3Q (Oct.-Dec. 2009) Financial Results

US GAAP

	2008/10-12 (3Q) (1)	2009/10-12 (3Q) (2)	Changes (1) →(2)
Operating Revenues (Billions of yen)	1,111.0	1,096.6	-1.3%
Cellular Services Revenues (Billions of yen)	919.1	896.6	-2.5%
Operating Expenses (Billions of yen)	941.1	879.1	-6.6%
Operating Income (Billions of yen)	169.8	217.4	+28.0%
Income Before Income Taxes (Billions of yen)	149.2	221.8	+48.6%
Net Income attributable to NTT DOCOMO, INC. (Billions of yen)	91.0	134.6	+47.9%
EBITDA Margin (%) *	37.4	36.3	-1.1 points
Adjusted Free Cash Flow (Billions of yen) **	231.9	83.6	-63.9%

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects uncollected revenues due to bank holidays at the end of the period and changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 38 and the IR page of our website, www.nttdocomo.co.jp.

RESULTS FOR 3Q OF FY2009

04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 09/4-6(1Q) 7-9(2Q) 10-12(3Q) MOU (left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 137 138 YOY changes in MOU (right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 -0.7 -0.7 ^ FY2009/1-3Q (cumulative) MOU: 137 minutes (down 0.7% year-on-year) (%) (minutes) FY07 full-year MOU: 138 minutes (Down 4.2% year-on-year) FY07/1-3Q (cumulative) MOU: 140 minutes (Down 4.1% YOY) Cellular (FOMA+mova) MOU FY08/1-3Q (cumulative) MOU: 138 minutes (Down 1.4% YOY) FY09/1-3Q (cumulative) MOU: 137 minutes (Down 0.7% YOY) FY08 full-year MOU: 137 minutes (Down 0.7% year-on-year) ^ For an explanation of MOU, please see Slide 37 of this document, "Definition and Calculation Methods of MOU and ARPU".

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of Use): Average monthly communication time per subscription. ^ ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. ^ Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) ^^^ Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA+mova) ^^^ Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) + i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)} / No. of active subscriptions (FOMA+mova) ^ i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA+mova)) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA) ^^^ i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (i-mode (FOMA)) ^ Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova) ^^^ i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet communication charges) / No. of active subscriptions (i-mode (mova)) ^ Number of active subscriptions used in ARPU and MOU calculations are as follows: ^^^ Quarterly data: sum of "No. of active subscriptions in each month"* of the current quarter ^^^ Half-year data: sum of "No. of active subscriptions in each month"* of the current half ^^^ Full-year data: sum of "No. of active subscriptions in each month"* of the current fiscal year ^^^* "No. of active subscriptions in each month": (No. of subs at end of previous month + No. of subs at end of current month)/2 ^The revenues and no. of subscriptions of Communication Module Services are not included in the above calculation of ARPU and MOU.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

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